Exhibit (p)

FORM OF SUBSCRIPTION AGREEMENT FOR SEED CAPITAL

This subscription agreement (the “Agreement”) is made as of the ___ day of _____, 2025 between Origin Credit Advisers, LLC, a Delaware limited liability company (the “Purchaser”), and Origin Real Estate Credit Fund (formerly, Origin Real Estate Credit Interval Fund), a Delaware statutory trust (the “Fund”). A copy of the Fund’s Certificate of Trust is on file with the Secretary of the State of Delaware and notice is hereby given that the obligations of this Agreement are not binding upon any of the Trustees, officers or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

WHEREAS, the Fund has been formed for the purposes of carrying on business as a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Fund wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Fund, 5,000 common shares of beneficial interest (“Shares”) of the Fund at $20.00 per Share for an aggregate purchase price of $100,000.00 in cash, all such Shares to be validly issued, fully paid and non-assessable upon issuance of such shares and receipt by the Fund of said payment;

NOW, THEREFORE, the parties hereto agree as follows:

1.       Simultaneously with the execution of this Agreement, the Purchaser is delivering to the Fund $100,000.00 in full payment for the Shares.

2.       The Fund agrees to issue and sell said Shares to the Purchaser promptly upon its receipt of the aggregate purchase price.

3.       The Purchaser is aware that the Shares have not been registered under the Securities Act of 1933, as amended (the “1933 Act”), on the basis that the sale of such Shares will be exempt under Section 4(2) of the 1933 Act as not involving any public offering. Reliance on such exemption is predicated, in part, on the Purchaser’s representation and warranty to the Fund that the Shares are being acquired for the Purchaser’s own account for investment purposes and not with a view to the distribution or redemption thereof, and that the Purchaser has no present intention to dispose of the Shares. The Purchaser further represents that it will not take any action that will subject the sale of the Shares to the registration provisions of the 1933 Act.

4.       By virtue of its purchase hereby, the Purchaser consents, as the sole initial holder of the Fund’s Shares and pursuant to Section 23(b)(2) of the 1940 Act, to the issuance by the Fund of Shares at a price per Share as set forth in the registration statement relating to the public offering of Shares, to approve the Fund’s Investment Advisory Agreement for an initial term of two years and the adoption of the Fund’s fundamental policies as set forth in the Fund’s registration statement.

[Remainder of this page intentionally left blank]

Executed as of the date first set forth above.

Origin Credit Advisers, LLC

Name: Thomas Briney
Title: President and Chief Investment Officer

Origin Real Estate Credit Fund

Name: Michael McVickar
Title: Chief Legal Officer and Vice President